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                                                                    EXHIBIT h(3)


                          SHAREHOLDER SERVICE AGREEMENT

This Agreement made on the 24th day of May, 1999 by and between Pilgrim Mutual Funds, a Delaware Trust, having its principal place of business at Two Renaissance Square, 40 North Central Avenue, Suite 1200, Phoenix, Arizona 85004 (the "Trust"), and Pilgrim Group Inc., a Delaware corporation having its principal place of business at Two Renaissance Square, 40 North Central Avenue, Suite 1200, Phoenix, Arizona 85004 ("PGI"):

                                   WITNESSETH:

         WHEREAS, the Trust is party to a transfer agent agreement with DST Systems, Inc.("DST") wherein DST provides all transaction processing and record keeping for the Trust's shareholders and would provide shareholder services for the Trust if the Trust so desired, and

         WHEREAS, the Trust has determined that PGI is capable of providing superior shareholder services to the Trust in conjunction with DST as the Transfer Agent, and

         WHEREAS, the Trust desires to appoint PGI as Shareholder Service Agent and PGI desires to accept such appointment:

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Scope of Appointment

Trust hereby appoints PGI as Shareholder Service Agent and as such PGI hereby accepts such appointment and agrees that it will provide the Trust with services which include but are not limited to the following:

A. Reviewing correspondence pertaining to any former, existing or new shareholder account, processing such correspondence for proper record keeping, and responding promptly to correspondence from shareholders and dealers.

B. Receiving telephone calls pertaining to any former, existing or new shareholder account, verbally responding to such calls and when required responding in writing and maintaining prior record keeping regarding such calls from shareholders and dealers and responses thereto.

C. PGI further agrees that the scope of this appointment does not include any services required to be provided by a registered broker-dealer or registered transfer agent.

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Certain Representations and Warranties of PGI and the Trust

PGI represents and warrants to the Trust that:

A. It is a Trust duly organized and existing and in good standing under the laws of Delaware.

B.       It is duly qualified to carry on its business in the State of Arizona.

C. It has and will continue to have and maintain the necessary facilities, equipment and personnel to perform its duties and obligations under this agreement.

D. PGI is empowered under applicable laws and by its charter and bylaws to enter into this Agreement.

The Trust represents and warrants to PGI that:

A. It is a corporation duly organized and existing and in good standing under the laws of Maryland.

B. It is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended.

C. The Trust is empowered under applicable laws and by its charter and bylaws to enter into this Agreement.

Compensations and Expenses

In consideration for its services here under as Shareholder Service Agent, the Trust will pay to PGI reasonable compensation for all services rendered as Agent, and all its reasonable out-of-pocket expenses incurred in connection with the agency. Such compensation is set forth in a separate schedule to be agreed to by the Trust and PGI, a copy of which is attached hereto.

The Trust agrees to promptly reimburse PGI for all reasonable out-of-pocket expenses or disbursements incurred by PGI in connection with the performance of services under this Agreement including, but not limited to, expenses for postage, express delivery services, envelopes, forms, telephone communication expenses and stationary supplies. PGI agrees to furnish to the Trust's Board of Directors, upon request, reasonable documentation of any expenses for which reimbursement is sought.

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Indemnifications

PGI shall at all times use reasonable care, due diligence and act in good faith in performing its duties under this Agreement. PGI shall not be responsible for, and the Trust shall indemnify and hold PGI harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability which may be asserted against PGI or for which PGI may be held liable, arising out of or attributable to all actions of PGI required to be taken by PGI pursuant to this Agreement provided that PGI has acted in good faith and with due diligence and reasonable care. The Trust shall not be responsible for, and PGI shall indemnify and hold harmless the Trust from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses, and liability which any be asserted against the Trust or for which the Trust may be held liable, arising out of or attributable to all actions of PGI required to be taken by PGI pursuant to this Agreement in which PGI has not acted in good faith and with due diligence and reasonable care.

Termination of Agreement

This Agreement shall be in effect from May 24, 1999 through July 29, 2002 and thereafter may be terminated by either party upon receipt of 60 days' written notice.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers, to be effective as of the day and year first written above.

                                       PILGRIM GROUP, INC.

                                       BY: /s/ Michael Roland
                                           -------------------------
                                       Title: SVP

                                       PILGRIM MUTUAL FUNDS

                                       By: /s/ James Hennessy
                                           -------------------------
                                       Title: EVP

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                              PILGRIM MUTUAL FUNDS
                               PILGRIM GROUP, INC.
                   SHAREHOLDER SERVICE AGREEMENT FEE SCHEDULE
                  EFFECTIVE MAY 24, 1999 THROUGH JULY 29, 2002

I. SHAREHOLDER SERVICING FEES:

         Telephone Calls (inbound and outbound) - $2.36

         Correspondence - $4.72

II. NOTES TO THE ABOVF FEE SCHEDULE:

A. The above schedule does not include reimbursable out-of-pocket expenses that are incurred on the Trust's behalf. Examples of reimbursable expenses include but are not limited to expenses for postage, express delivery services, envelopes, forms, telephone communication expenses and stationery supplies. Reimbursable expenses are billed separately from service fees on a monthly basis.

B. The above fees are guaranteed for a three year period, subject to an annual increase in an amount not less than the annual percentage change in the Consumer Price Index (CPI) for all urban consumers in the Metropolitan Phoenix Statistical Area.

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                              PILGRIM MUTUAL FUNDS
                             ING PILGRIM GROUP, LLC
                   SHAREHOLDER SERVICE AGREEMENT FEE SCHEDULE
                  EFFECTIVE MAY 24, 1999 THROUGH JULY 29, 2002

I. SHAREHOLDER SERVICING FEES:

         Telephone Calls (inbound and outbound) - $2.49

         Correspondence - $4.98

II. NOTES TO THE ABOVF FEE SCHEDULE:

A. The above schedule does not include reimbursable out-of-pocket expenses that are incurred on the Trust's behalf. Examples of reimbursable expenses include but are not limited to expenses for postage, express delivery services, envelopes, forms, telephone communication expenses and stationery supplies. Reimbursable expenses are billed separately from service fees on a monthly basis.

B. The above fees are guaranteed for a three year period, subject to an annual increase in an amount not less than the annual percentage change in the Consumer Price Index (CPI) for all urban consumers.